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                              May 19, 2020

       Bosco Chiu
       Chief Financial Officer
       HERBALIFE NUTRITION LTD.
       P.O. Box 309GT
       Ugland House, South Church Street
       Grand Cayman, Cayman Islands KY1-1106

                                                        Re: HERBALIFE NUTRITION
LTD.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 18,
2020
                                                            File No. 1-32381

       Dear Mr. Chiu:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Note 7. Contingencies, page 96

   1. With respect to the purported class action lawsuit disclosed in the last paragraph, please provide an estimate of
the possible loss or range of loss or a statement that such an estimate cannot be made
as required by ASC 450-20-50-4b.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at (202) 551-
       3344 with any questions.
 Bosco Chiu
HERBALIFE NUTRITION LTD.
May 19, 2020
Page 2

                                        Sincerely,
FirstName LastNameBosco Chiu
                                        Division of Corporation Finance
Comapany NameHERBALIFE NUTRITION LTD.
                                        Office of Trade & Services
May 19, 2020 Page 2
cc:       Henry Wang, General Counsel
FirstName LastName